Exhibit 21
Subsidiaries of Cal-Maine Foods, Inc

		Percentage of Outstanding Stock
	Place of Incorporation	or Ownership Interest Held
Name of Subsidiary	or Organization	by Registrant

Cal-Maine Farms, Inc.	Delaware	100%

Southern Equipment Distributors, Inc.	Mississippi	100%

South Texas Applicators, Inc.	Delaware	100%

CMF of Kansas, LLC	Delaware	(1)

American Egg Products, Inc.	Georgia	99.5%

Texas Egg Products, LLC	Texas	36.7%

Benton County Foods, LLC	Arkansas	100%

South Texas Protein, LLC	Texas	42.5%

(1)	Limited liability company of which Cal-Maine Foods, Inc. and Cal-Maine Farms, Inc. are members and have 99% and 1% interests, respectively.